SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 11K

(Mark One)

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT of 1934 (FEE REQUIRED) for the fiscal year ended December 31, 2001 or

/ / TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT of 1934 (NO FEE REQUIRED) for the transition period from _____________ to _______________

COMMISSION FILE NUMBER     1-7891
                           ------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             DONALDSON COMPANY, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             DONALDSON COMPANY, INC.
                              1400 WEST 94TH STREET
                          MINNEAPOLIS, MINNESOTA 55431

DONALDSON COMPANY, INC.
EMPLOYEES' RETIREMENT SAVINGS PLAN

Financial statements as of
December 31, 2001 and 2000
together with report of
independent public accountants

CONTENTS                                                                    PAGE


Report of independent public accountants                                      1

Statements of net assets available for benefits                               2

Statements of changes in net assets available for benefits                    3

Notes to financial statements                                                 4

Schedule H, line 4i--Schedule of Assets (Held At End of Year)                 8

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of Donaldson Company, Inc.:

We have audited the accompanying statements of net assets available for benefits of Donaldson Company, Inc. Employees' Retirement Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the year and five months then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (Held At End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Arthur Andersen LLP



Minneapolis, Minnesota,
April 26, 2002

DONALDSON COMPANY, INC.
EMPLOYEES' RETIREMENT SAVINGS PLAN

Statements of net assets available for benefits

As of December 31

                                                          2001              2000
                                                    -------------     -------------
                                       ASSETS
INVESTMENTS AT FAIR VALUE:
   Money market funds and interest-bearing cash     $   2,380,207     $     169,743
   Mutual funds                                        99,861,823        96,162,454
   Donaldson Company, Inc. common stock                34,500,290        27,091,711
   Participant loans                                    3,184,602         3,020,064
                                                    -------------     -------------
               Total investments at fair value        139,926,922       126,443,972
                                                    -------------     -------------
RECEIVABLES:
   Income receivable                                          639           114,916
   Employee contribution receivable                       259,818           257,951
                                                    -------------     -------------
               Total receivables                          260,457           372,867

                                     LIABILITIES

INVESTMENT SETTLEMENTS PAYABLE                             (1,203)          (11,587)
                                                    -------------     -------------
               Net assets available for benefits    $ 140,186,176     $ 126,805,252
                                                    =============     =============

The accompanying notes are an integral part of these financial statements.

DONALDSON COMPANY, INC.
EMPLOYEES' RETIREMENT SAVINGS PLAN

Statements of changes in net assets available for benefits

                                                                        For the five
                                                      For the year      month period
                                                        ended              ended
                                                     December 31,       December 31,
                                                         2001               2000
                                                     ------------      ------------
ADDITIONS:
   Contribution from employees                       $ 14,142,219      $  4,756,558
   Investment income                                    3,690,082         4,780,573
                                                     ------------      ------------
                                                       17,832,301         9,537,131
                                                     ------------      ------------
DEDUCTIONS:
   Payments to participants                            10,311,833         3,924,141
   Administration fees                                     22,757             5,249
                                                     ------------      ------------
                                                       10,334,590         3,929,390

REALIZED/UNREALIZED APPRECIATION OF INVESTMENTS         1,685,941         5,353,031

TRANSFER IN FROM OTHER PLAN                             4,197,272                --
                                                     ------------      ------------
               Net increase                            13,380,924        10,960,772

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                  126,805,252       115,844,480
                                                     ------------      ------------
   End of year                                       $140,186,176      $126,805,252
                                                     ============      ============

The accompanying notes are an integral part of these financial statements.

DONALDSON COMPANY, INC.
EMPLOYEES' RETIREMENT SAVINGS PLAN

Notes to financial statements

As of December 31, 2001


1    DESCRIPTION OF THE PLAN

The Donaldson Company, Inc. Employees' Retirement Savings Plan (the Plan) is a defined contribution plan sponsored by Donaldson Company, Inc. (the Company). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The following description of the Plan provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

Fidelity Management Trust Company (the Trustee or Fidelity) is the Plan's trustee and participant recordkeeper

ELIGIBILITY AND CONTRIBUTIONS

Employees are eligible to participate in the Plan upon employment as defined by the Plan document.

The Plan allows employee contributions to the Plan through payroll deductions of 1 percent to 18 percent of the participant's salary. Employees are 100 percent vested in their accounts at all times.

The changes in net assets of the Plan are allocated to the individual participant's accounts daily as provided for in the plan agreement.

Effective December 31, 2001 the Air-Maze Corporation Tax Sheltered Plan was merged into the Plan.

PLAN TERMINATION

The Company has the right under the plan agreement to amend or terminate the Plan. In the event of termination of the Plan, each participant is fully vested and the assets of the Plan shall be distributed to the participants.

DISTRIBUTIONS

Upon termination of employment, disability, or termination of the Plan, a participant or designated beneficiary will receive the vested portion of the participant's account balance in either a lump-sum payment or an annuity. Rollover contributions and hardship withdrawals are allowed at any time. A participant, upon obtaining age 59 1/2, may take a withdrawal from the vested portion of the participant's account balance.


2    SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING METHOD

The accounting records of the Plan are maintained on the accrual basis.

INVESTMENTS

Investments are recorded at fair value. Securities which are traded on a national securities exchange are valued at the last reported sales price of the year.

The change in the difference between fair value and the cost of investments is included in realized/unrealized appreciation in the statement of changes in net assets available for benefits.

The realized gain (loss) on the sale of investments is the difference between the proceeds received and the historical average cost of investments sold. This amount is included in realized/unrealized appreciation in the statement of changes in net assets available for benefits as realized/unrealized appreciation of benefits. For purposes of complying with the Department of Labor's requirements for preparing Form 5500, the Company determines net gain based on a revalued, rather than historical, cost.

EXPENSES

Except for investment management fees and administrative fees charged by the recordkeeper, Donaldson Company, Inc. (the Plan's sponsor) pays all Plan-related expenses including legal, accounting and other services.

USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Ultimate results could differ from those estimates.


3    INVESTMENTS

Participants may direct their accounts to be invested in twelve investment options available in the Plan. Participants may choose between the following investment alternatives:

     FIDELITY MANAGED INCOME PORTFOLIO II FUND

     Monies are invested in a portfolio of investments consisting primarily of investment contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed income securities. A small portion of the fund is invested in a money market fund to provide daily liquidity. The fund's objective is to earn a competitive level of income with preservation of capital. This investment option carries a low-to-moderate level of investment risk.

     FIDELITY BALANCED FUND

     Monies are invested in foreign and domestic equities and debt. The relative holdings fluctuate in response to changing economic conditions and underlying securities values. The equity portion consists primarily of common stock; dividend income is emphasized. The debt portion maintains no investment restrictions on the credit quality of government debt; however, corporate debt must be rated at least investment-grade.

     FIDELITY CONTRAFUND

     Monies are invested mainly in U.S. and foreign common stocks of companies that the fund's manager believes are undervalued or out of favor. The fund generally focuses on companies that are unpopular, but whose products show potential for improvement. This investment option carries a high level of investment risk.

     FIDELITY MAGELLAN FUND

     Monies are invested primarily in common stocks of small, medium and large companies, both well-known and lesser-known, with above average growth potential and a correspondingly higher level of risk. This investment option carries a moderate-to-high level of investment risk.

     FIDELITY OVERSEAS FUND

     Monies are invested primarily in equity securities of issuers whose principal activities are outside the U.S. The fund expects to invest the majority of its assets in stocks but may also invest in debt securities. The value of this fund can be affected by the performance of foreign markets, the changing value of the U.S. dollar and foreign political events. This investment option carries a high level of investment risk.

     FIDELITY EQUITY INCOME FUND

     Monies are invested primarily in income producing stock, such as common and preferred stocks but may also invest in bonds for income. The fund generally avoids securities issued by companies without proven earnings or credit. This investment option carries a moderate-to-high level of investment risk.

     SPARTAN U.S. EQUITY INCOME FUND

     Monies are invested primarily in the 500 companies that make up the Standard & Poor's 500 and in other securities that are based on the value of the index. The fund's focus is on duplicating the composition and performance of the index. This investment option carries a moderate-to-high level of investment risk.

     SCHRODER U.S. SMALLER COMPANIES FUND

     Monies are invested primarily in U.S. companies that have, at the time of purchase, market capitalizations of $1.5 billion or less. The fund focuses on companies with strong management that it believes can generate above-average earnings growth and are selling at favorable prices in relation to book values and earnings. The fund invests primarily in common and preferred stocks and securities convertible into common stocks. This investment option carries a moderate-to-high level of investment risk.

     DONALDSON COMMON STOCK FUND

     Monies are invested in the common stock of Donaldson Company, Inc. This investment option is presented to provide participants with the opportunity to invest in the future growth of the Company.

     FMI KB EMERGING GROWTH FUND

     Monies are invested in common stocks of U.S companies. It primarily invests in small capitalization companies and smaller mid-cap companies. The fund invests in companies that have the potential for above-average future earnings growth. Most of these companies compete in new and emerging markets and often have exciting new products to offer.

     TURNER TOP 20 INSTITUTIONAL FUND

     Monies are invested in common stock in different sectors and capitalization ranges that Turner believes have strong growth potential and that represent the firms best equity investment ideas. By investing in different sectors and capitalization ranges, management seeks to reduce the fund's overall level of volatility. The fund in non-diversified.

     STERLING SMALL CAP FUND

     Monies are invested in equities of companies with market capitalizations of $1 billion or less. It may invest in either domestic or international securities. The stock selection process focuses on identifying securities that are priced below the estimated value of the underlying business.

     On December 31, 2001, former participants in the Air-Maze Corporation Tax Sheltered Plan were invested in investments offered by Invesco. Effective January 2, 2002, these investments were liquidated and invested in the twelve fund options sponsored by Fidelity.

The current value of individual investments that represent 5 percent or more of the Plan's net assets is as follows:

                                                               2001                                2000
                                                 ---------------------------------  --------------------------------
                                                 Units or shares     Current value  Units or shares    Current value
                                                 ---------------     -------------  ---------------    -------------
Common stock of Donaldson Company, Inc.
   (sponsor)                                             888,267     $  34,500,290          974,084    $  27,091,711
Fidelity Equity Income Fund                              623,012        30,384,287          612,473       32,724,414
Fidelity Managed Income Portfolio II Fund             26,325,549        26,325,549       22,955,910       22,955,910
Fidelity Magellan Fund                                   171,536        17,877,506          151,863       18,117,216
Fidelity Contrafund                                      284,499        12,168,004          271,334       13,341,471

During the years ended December 31, 2001 and 2000 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,685,941 and $5,353,031, respectively, as follows:

                                                       2001            2000
                                                 -------------   -------------
Mutual funds                                     $  (8,224,126)  $  (3,635,034)
Donaldson Company, Inc. stock                        9,910,067       8,988,065
                                                 -------------   -------------
                                                 $   1,685,941   $   5,353,031
                                                 =============   =============

4    LOANS TO PARTICIPANTS

Under the plan agreement, participants may borrow up to 50 percent of their account balance or $50,000, whichever is less. At December 31, 2001 and 2000, $3,184,602 and $3,020,064, respectively, of loans were outstanding at interest rates varying from 7 percent to 10.5 percent.


5    INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated October 20, 1995, stating that the Plan is designed in compliance with the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.


6    TRANSACTIONS WITH PARTIES IN INTEREST

The Plan received $350,975 and $382,699 in common stock dividends from Donaldson Company, Inc. for the years ended December 31, 2001 and 2000 respectively. The Plan also invests in investments managed by the Trustee. These investments are exempt party-in-interest transactions.


7    RISK AND UNCERTAINTIES

The Plan provides for investment in a variety of investment funds. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

DONALDSON COMPANY, INC.
EMPLOYEES' RETIREMENT SAVINGS PLAN

(EMPLOYER IDENTIFICATION NUMBER: 41-0222640) (PLAN NUMBER: 007)

Schedule H, line 4i--Schedule of Assets (Held At End of Year)

December 31, 2001



  Identity of issue, borrower or similar party                     Current value
--------------------------------------------------------------------------------
Fidelity Management Trust Company institutional cash portfolio*    $     389,773
One Group Money Market*                                                1,990,434
Donaldson Company, Inc.*                                              34,500,290
Fidelity Balanced Fund*                                                1,594,831
Fidelity Magellan Fund*                                               17,877,506
Fidelity Contrafund*                                                  12,168,004
Fidelity Equity Income Fund*                                          30,384,287
Fidelity Overseas Fund*                                                3,914,045
Fidelity Managed Income Portfolio II Fund*                            26,325,549
Spartan U.S. Equity Income Fund                                        2,251,259
Schroder U.S. Smaller Companies Fund                                   2,627,316
FMI KB Emerging Growth Fund                                               52,899
Turner Top 20 Institutional Fund                                         282,613
Sterling Small Cap Fund                                                  230,164
One Group International Equity Index Fund*                                 8,846
One Group Mid Cap Growth Fund*                                           463,231
One Group Diversified Equity Fund*                                       300,685
One Group Growth & Income Fund*                                          377,075
One Group Inv Balanced Fund*                                             319,684
One Group Short Term Bond Fund*                                          262,553
One Group Equity Income Fund*                                            421,276
Participant loans*, interest rates 7% to 10.5%                         3,184,602
                                                                   -------------
Total assets held for investment                                   $ 139,926,922
                                                                   =============
*Party in interest

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                              DONALDSON COMPANY, INC. EMPLOYEES'
                                              ----------------------------------
                                              RETIREMENT SAVINGS PLAN
                                              ----------------------------------
                                                       (Name of Plan)

Date  May 31, 2002                            By: /s/   William M. Cook
                                                  ------------------------
                                                  William M. Cook
                                                  Senior Vice President and
                                                  Chief Financial Officer

                                  EXHIBIT INDEX

                           ANNUAL REPORT ON FORM 11-K



23.1     -        Consent of Independent Public Accountants


99.1     -        Letter to Commission Pursuant to Temporary Note 3T